Exhibit 99.1

Beijing Court Rules in Favor of eLong in Dispute with Qunar

BEIJING, December 31, 2014. – eLong, Inc. (NASDAQ: LONG), released the following update on its legal dispute with Qunar:

On December 26, 2014, the Beijing First Intermediate Court (the “Court”) issued its written judgment (the “Judgment”) in the contract dispute between an eLong subsidiary, eLongNet Information Technology (Beijing) Co., Ltd. (“eLong Information”), and an affiliate of Qunar, Beijing Quna Software Technology Co. Ltd. (“Beijing Qunar”). eLong Information had filed the case in 2013 after Beijing Qunar improperly terminated a three-year hotel inventory redistribution agreement (as amended, the “Affiliation Agreement”) entered into by eLong Information and Beijing Qunar.

In the Judgment:

•	The Court held Beijing Qunar in breach of contract for early termination of the Affiliation Agreement. Specifically, the Court rejected Beijing Qunar’s claim that eLong Information had breached the Affiliation Agreement and held that Beijing Qunar’s termination notice was therefore void.

•	The Court ordered Beijing Qunar and eLong Information to resume PRC domestic agency hotel inventory cooperation under the terms of the Affiliation Agreement.

•	The Court ordered Beijing Qunar to compensate eLong Information RMB 52,335,396 (USD 8.5 million) for the period from September 6, 2013 through September 30, 2014, and, as stipulated in the Affiliation Agreement, to pay such compensation as an advertising credit to eLong Information’s advertising account at Qunar.

•	The Court further ordered Beijing Qunar to pay eLong Information an advertising credit of RMB 27 per room night if Beijing Qunar fails to meet the room night target of 450,000 PRC domestic hotel room nights per quarter under the Affiliation Agreement for any quarterly periods from October 1, 2014 through June 30, 2016.

•	The Court ordered eLong Information to pay RMB 8,127,402 (USD 1.3 million) in commissions to Beijing Qunar for room nights sold under the Affiliation Agreement during the period from July 1, 2013 through September 5, 2013, prior to Beijing Qunar’s breach of contract.

•	The Court also ordered Beijing Qunar to pay eLong Information RMB227,599 (USD 37 thousand) in legal fees, and apportioned court fees between the parties.

Either or both parties may appeal the Court’s Judgment to the Beijing Municipal High Court within 15 days from the date of receipt of the Judgment, and the Judgment is not binding prior to the conclusion of any such appeal.

We will continue to take all necessary and appropriate actions to protect our rights and interests under law and contract.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs, limit losses and/or return to profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business, Baidu (and its subsidiary Qunar) and Qihoo for our search engine marketing, our reliance on maintaining commercial cooperation with online hotel inventory distribution partners, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investments in, and acquisitions of, other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities, risks and uncertainties relating to litigation and arbitration in China, risks relating to the application of preferential tax policies, the risk that eLong will continue to incur losses, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leader in mobile and online accommodations reservations in China offering consumers a network of more than 365,000 properties worldwide. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications (m.eLong.com), websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700).

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

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